P.E. 1/31/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2002

Korea Telecom Corp.

206 Jungja-dong
Bundang-gu, Sungnam
Kyunggi-do
463-711
Korea
(Address of principal executive offices)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____ No __X__

Value Networking **KT**

January 14, 2002

Notice to Holders of Korea Telecom ADRs

In order to afford its shareholders an opportunity to participate in management and to enhance shareholder value, Korea Telecom Corp. ("KT"; NYSE: KTC) operates a Shareholders' Committee that consists of one representative of the Korean government, one representative of KT's employee stock ownership association and up to thirteen (13) largest shareholders of KT based on the level of share ownership at the end of the fiscal year. In this regard, we would like to extend this opportunity to ADR Holders and request your cooperation in determining whether any ADR holders are eligible to become a member of the Shareholders' Committee by completing the enclosed Form for Notifying ADR Holdings.

The duties performed by the Shareholders' Committee include the recommendation of candidates for outside, or non-standing, directors and the review of the agenda for the general meeting of shareholders. Please consult the enclosed copies of Articles 26, 27 and 28 of KT's Articles of Incorporation for more information.

Holders of KT's ADRs who wish to be registered as a candidate for the Shareholders' Committee should complete the enclosed Form for Notifying ADR Holdings and return it to Citibank, N.A., the Depositary for KT's ADRs. The completed form must be received by Citibank no later than January 31, 2002. ADR holders who do not return the completed form will be deemed to have forfeited their right to be considered as a candidate for the Shareholders' Committee.

In addition, the number of institutional investors (including banks, insurance companies, securities companies, investment trusts, mutual funds and pension funds) that may become members of the Shareholders' Committee is limited to five (5), and telecommunications companies that are competitors of KT and their related parties may not become members of the Shareholders' Committee.

Thank you for your cooperation.



Joong - Soo Nam
Executive Vice President &
Chief Financial Officer
Korea Telecom Corp.

Form for Notifying ADR Holdings

To Korea Telecom Corp:

Pursuant to your notice concerning the Shareholders' Committee, I / we hereby report that the level of my / our interest in Korea Telecom Corp. as of December 31, 2001 as follows:

Name of Registered ADR Holder※	Holder Classification※※	Number of ADRs Held	Note

※ Registered ADR Holders may segregate their holdings amongst separate listed Beneficial Owners.

※※ Please insert either "Institution" or "Individual" in the Holder Classification column.

Date____________________

Sign____________________

Name:

Address:

Telephone/Fax:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 14, 2002

Korea Telecom Corp.



By: ________________________

Name: Joong - Soo Nam

Title: Executive Vice President and Chief Financial Officer